Brad Rodgers, Vice President and Senior Counsel

Brad.rodgers@protective.com

(205) 268-1113 direct

(205) 268-3597 fax

(800) 866-3555 toll-free

August 4, 2020

VIA E-MAIL AND EDGAR

Ms. Sally Samuel

Disclosure Review Office 3

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

RE:               Initial Registration Statements on Form N-4 for

Schwab Genesis Advisory Variable Annuity (333-240102)

Schwab Genesis Variable Annuity (333-240192)

Protective Life Insurance Company

PLICO Variable Annuity Account S

File No. 811-23593

Initial Registration Statement on Form N-4 for

Schwab Genesis Advisory Variable Annuity NY (333-240103)

Schwab Genesis Variable Annuity NY (333-240193)

Protective Life and Annuity Insurance Company

PLAIC Variable Annuity Account S

File No. 811-23594

Dear Ms. Samuel:

On behalf of Protective Life Insurance Company and Protective Life and Annuity Insurance Company (together, the “Companies”), I have enclosed for your convenience a copy of the above-referenced initial registration statements (the “Registration Statements”) filed with the Securities and Exchange Commission on July 27, 2020 and July 30, 2020.  The Registration Statements were filed under the Securities Act of 1933 (the “Securities Act”) to register four new variable annuity contracts (the “New Contracts”), which we hope to have effective on or before October 16, 2020.

The Companies respectfully request that the Staff afford the Registration Statements selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).  Accordingly, enclosed is a marked copy of each prospectus and statement of additional information (“SAI”)

from the four Registration Statements.  Below we identify the Registration Statement that the prospectus and SAI for each New Contract is marked against:

•                  The prospectus and SAI for the Schwab Genesis Advisory Variable Annuity are substantially similar to the prospectus and SAI included in the Form N-4 registration statement filed on April 20, 2020 (File No. 333-237747), which describe another variable annuity contract issued by Protective Life Insurance Company - the Protective Investors Benefit Advisory Variable Annuity contract (the “PLICO Existing Contract”).

•                  The prospectus and SAI for the Schwab Genesis Advisory Variable Annuity NY are substantially similar to the prospectus and SAI included in the Form N-4 registration statement filed on June 1, 2020 (File No. 333-238855), which describe another variable annuity contract issued by Protective Life and Annuity Insurance Company - the Protective Investors Benefit Advisory Variable Annuity NY contract (the “PLAIC Existing Contract”).

•                  The prospectus and SAI for the Schwab Genesis Variable Annuity are substantially similar to the prospectus and SAI included in the Form N-4 registration statement filed on July 30, 2020 (File No. 333-237747), which describe another variable annuity contract issued by Protective Life Insurance Company - the PLICO Existing Contract.

•                  The prospectus and SAI for the Schwab Genesis Variable Annuity NY are substantially similar to the prospectus and SAI included in the Form N-4 registration statement filed on July 30, 2020 (File No. 333-238855), which describe another variable annuity contract issued by Protective Life and Annuity Insurance Company - the PLAIC Existing Contract (together, the PLICO and PLAIC Existing Contracts are referred to as the “Existing Contracts”).

For the four Registration Statements mentioned above, the enclosed prospectuses and SAIs are appropriately marked to indicate the differences between the New Contract and the corresponding Existing Contract.

A.            For the Schwab Genesis Advisory Variable Annuity and the Schwab Genesis Advisory Variable Annuity NY, the material differences between the New Contract and the PLICO Existing Contract or PLAIC Existing Contract, as applicable, are as follows:

1.              Unlike the Existing Contract, the New Contract does not include a Contract Maintenance Fee.

2.              The amount of the daily Mortality and Expense Charge under the New Contract differs from that of the Existing Contract.

3.              The New Contract offers the SecurePay Life rider, while the Existing Contract offers the SecurePay Pro rider.

4.              Unlike the Existing Contract under which an Advisory Fee of up to 1% may be deducted from the Contract Value without reducing the Benefit Base, if the

SecurePay Life rider is elected under the New Contract, Advisory Fees may not be deducted from the Contract.

5.              Unlike the Existing Contract, the SecurePay Life rider offered under the New Contract includes four age bands for the Maximum Withdrawal Percentage instead of a specific Maximum Withdrawal Percentage for each age.

6.              Certain Investment Options under the New Contract differ from those offered under the Existing Contract.

B.            For the Schwab Genesis Variable Annuity and the Schwab Genesis Variable Annuity NY, the material differences between the New Contract and the PLICO Existing Contract or PLAIC Existing Contract, as applicable, are as follows:

1.              Unlike the Existing Contract, the New Contract does not include a provision for Advisory Fees to be paid from the Contract.

2.              Unlike the Existing Contract, the New Contract does not include a Contract Maintenance Fee.

3.              The amount of the daily Mortality and Expense Charge under the New Contract differs from that of the Existing Contract.

4.              Unlike the Existing Contract, the SecurePay Life rider offered under the New Contract includes four age bands for the Maximum Withdrawal Percentage instead of a specific Maximum Withdrawal Percentage for each age.

5.              Certain Investment Options under the New Contract differ from those offered under the Existing Contract.

*    *    *

If you have any questions or comments regarding the Registration Statements, or if there is anything that we can do to facilitate the Staff’s review of the Registration Statements, please call the undersigned at (205) 268-1113 or our outside counsel Tom Bisset at (202) 383-0118. As always, we greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Brad Rodgers
Brad Rodgers
Vice President and Senior Counsel

Attachment

cc:                                Elisabeth Bentzinger, Esq.

Thomas Bisset, Esq.